January 15, 2016

Mr. Hugh West
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Diamond Hill Investment Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 000-24498

Dear Mr. West:

Set forth below are the responses of Diamond Hill Investment Group, Inc. (“we”, “our” or the “Company”) to the comment letter dated December 17, 2015 (the “Comment Letter”) of the staff (the “Staff”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014 (the “10-K”). For the convenience of the Staff, we have set forth below the text of the Staff’s comments from the Comment Letter in bold followed by the Company’s responses thereto.

Staff Comment:

Item 8. Financial Statements and Supplementary Data, page 24

Note 2 -Significant Accounting Policies, page 30

Limited Partnership Interests, page 31

1.
We note that you are the general partner for several limited partnership (LP) interests. We also note that you determined for those LP interests that were variable interest entities (VIEs) that you were not the primary beneficiary, and for those LP interests that were voting rights entities (VREs) that you did not control the partnership. Consequently, you were not required to consolidate your LP interests, and instead, account for these investments under the equity method. Please address the following:

•
For your VIEs, explain to us how you determined that you were not the primary beneficiary. In addition, explain how you considered that the LP interests represent “seed capital” investments and quantify your ownership interests as of December 31, 2014 and 2013.

•	Similarly, for your VREs, explain how you considered that the LP interests represent “seed capital” investments and quantify your ownership interests as of December 31, 2014 and 2013.

Company Response:

The Company acknowledges the Staff’s comments. The Company periodically adds new investment strategies to expand and complement our investment offerings and to meet the changing needs of clients. We provide seed capital at the inception of any new investment strategy to allow our portfolio management team to complete the full portfolio construction prior to receiving any significant investment from outside investors. In general, seed investments are held until management determines that third party investments in the strategy are at a sufficient level, which may vary by strategy.

The Company through its wholly owned and consolidated subsidiary Diamond Hill Capital Management, Inc. (“DHCM”) is the managing member of Diamond Hill General Partner, LLC (the “General Partner”), the general partner of Diamond Hill Investment Partners, L.P. (“DHIP”), Diamond Hill Global Fund, L.P. ("DHGF"), Diamond Hill High Yield, L.P. (“DHHY”) and Diamond Hill Valuation-Weighted 500, L.P. (“DHVW”), each a limited partnership whose underlying assets consist of marketable securities, or collectively (the “LPs”).

DHCM is wholly owned by the Company and is consolidated by us. Further, DHCM through its control of the General Partner, has the power to direct each LP’s economic activities and the right to receive investment advisory and performance incentive fees that may be significant to the LPs. We have concluded each of the LPs meet the investment company criteria as outlined in FASB Accounting Standards Codification Topic 946, Financial Services - Investment Companies. As the LPs are investment companies, we have further concluded the LPs qualify for the Investment Company deferral in ASC 810-10-65-2 (aa) and have evaluated the accounting for the LPs under FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN46R”) as codified in ASC 810.

Under FIN 46R, the Company concluded DHIP was a VIE as the group of equity holders lacked the ability to make decisions regarding DHIP’s activities that have a significant impact on the success of the LP. The Company’s equity at risk in DHIP was 0% and 0.2% as of December 31, 2014 and 2013, respectively. The Company considered our equity interest, equity interest from related parties, and management fees earned as the Company’s total variable interest in our evaluation of determining the primary beneficiary. The Company’s total variable interest absorbed or received through its equity investment and fees is less than 50% of the VIE expected losses or residual returns and thus we do not consider the Company to be the primary beneficiary of the VIE.

The Company concluded the remaining LPs (DHVW, DHGF and DHHY) were VREs as the equity at risk is sufficient to permit the LPs to operate without additional financial support. In addition, the group of equity holders in each LP have the ability to make decisions regarding the activities of the LP in proportion to their ability to share in the expected residual returns and obligation to absorb the losses of these entities. Finally, there is no party that has disproportionately less vote than economics and for which substantially all of the activities of the entities are performed by or on behalf of that party. The Company concluded it does not control the VRE LPs as the unaffiliated limited partner(s) in each VRE LP has the substantive ability to remove the General Partner without cause (substantive kick-out rights). There are no significant barriers to exercise these rights.

The Company’s ownership interest in each of the LPs consisted of the following as of December 31, 2014 and 2013:

As of December 31, 2014:

	VIE/VRE	Diamond Hill Ownership	% of Total	Total Net Assets

Diamond Hill Investment Partners, L.P.	VIE	$—	—%	$91,271,004
Diamond Hill Valuation-Weighted 500, L.P.	VRE	$3,398,035	96%	$3,530,426
Diamond Hill Global Fund, L.P.	VRE	$1,489,740	95%	$1,568,147
Diamond Hill High Yield Fund, L.P.	VRE	$9,764,814	97%	$10,040,940

As of December 31, 2013:

	VIE/VRE	Diamond Hill Ownership	% of Total	Total Net Assets

Diamond Hill Investment Partners, L.P.	VIE	$1,133	—%	$95,474,580
Diamond Hill Valuation-Weighted 500, L.P.	VRE	$3,000,328	96%	$3,117,223

Note 3 - Investment Portfolio, page 34

2.
We note from your disclosure here and on page 31 (Valuation of Investment Portfolio) that in addition to your LP interests your seed capital investments include several registered investment companies (i.e. mutual funds). Please address the following:

•
Tell us and revise your future filings to separately disclose your consolidation policy (within Note 2 - Significant Accounting Policies), including how you consider whether or not to consolidate any seed investment funds.

•
Discuss (within Note 2 - Significant Accounting Policies) your method of accounting for your seed investment funds (e.g. consolidation, equity method, etc.). Include in this discussion, if any, money market funds included within your cash equivalents.

•	Clarify (within Note 2 - Significant Accounting Policies) whether your seed investment mutual funds and money market funds (if any) are VIEs or VREs.

•	Revise your future filings to include the required disclosures for unconsolidated VIEs as specified in ASC 810-10-50-4 or tell us why this information is not required.

Company Response:

The Company acknowledges the Staff’s comments. As discussed in our response to the Staff’s previous comment, the Company periodically adds new investment strategies to expand and complement our investment offerings and to meet the changing needs of clients. We provide seed capital at the inception of any new investment strategy to allow our portfolio management team to complete the full portfolio construction prior to receiving any significant investment from outside investors. In general, seed investments are held until management determines that third party investments in the strategy are at a sufficient level, which may vary by strategy.

The Company through DHCM is the investment adviser for the Diamond Hill Funds (the “Trust”). The Trust is an open-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”). As of December 31, 2014, the Trust offered nine series of shares including Diamond Hill Small Cap Fund, Diamond Hill Mid-Cap Fund, Diamond Hill Small Mid-Cap Fund, Diamond Hill Large Cap Fund, Diamond Hill Select Fund, Diamond Hill Long-Short Fund, Diamond Hill Research Opportunities Fund, Diamond Hill Financial Long-Short Fund, and Diamond Hill Strategic Income Fund (individually a “Fund” and collectively the “Funds”). The Trust engages DHCM for its investment advisory services. The Company does not provide any financial support to the Funds. The Trust is governed by a single board of trustees (which is composed of 100% independent trustees) elected by shareholders of the Trust. The independent Board of Trustees is responsible for representing the interest of the shareholders of the Trust and to provide oversight of the management of the Trust. The shareholders of the Trust, through the entity’s independent Board of Trustees direct the activities that most significantly impact the economic performance of the entity. We believe these rights are not substantively different from the rights held by shareholders of a public company. The Trustees have the fiduciary responsibility to review each series fund’s investments, performance, expenses, and other business affairs. They approve each investment advisory contract on an annual basis and approve each fund’s investment objective. The Board of Trustees’ rights are intended to be protective of fund shareholders. Each share entitles the shareholder to receive a proportional interest in income and capital gain distributions and cast one vote per share on matters of the Trust.

As the Funds are regulated under the 1940 Act we have concluded the Funds qualify for the Investment Company deferral in ASC 810-10-65-2 (aa) and have evaluated the accounting for the Funds under FIN46R as codified in ASC 810. We have performed our analysis at the trust level and have concluded the Trust is a VRE. We own less than 1% of the voting interest of the Trust as of December 31, 2014 and 2013, respectively and therefore do not consolidate the entity. These investments are classified as trading securities and are measured at fair value.

The Company will revise future disclosures for unconsolidated VIEs if deemed material by the Company. We have disclosed the Company’s investment in DHIP as well as the partnership underlying assets, liabilities, equity and partnership income of the respective partnerships for the presented periods and have concluded the variable interests in DHIP is immaterial and further VIE disclosures are not considered necessary.

In response to the comment concerning money market funds, the Company does not sponsor or act as investment adviser to any registered money market funds. The money market mutual fund investments included in our Cash and Cash equivalents are in funds managed by large third party financial institutions and our variable interest in relation to the assets of the money market mutual funds is insignificant.

We will revise future 10-K filings to separately disclose our consolidation policy surrounding any mutual funds for which we have outstanding capital investments. The Company is currently evaluating the impact of ASU No. 2015-02, Consolidation (Topic 810) on the Company’s consolidated financial statements as well as the available transition methods.

In responding to the Comment Letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (614) 255-5989 if you have any questions regarding our responses to the Comment Letter.

Sincerely,

/s/ Thomas E. Line
Thomas E. Line
Chief Financial Officer